UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-31409

CUSIP NUMBER 61980V 10 7

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Motive, Inc.
Full Name of Registrant:

Motive Communications, Inc.
Former Name if Applicable:

12515 Research Boulevard, Building 5
Address of Principal Executive Office (Street and Number):

Austin, Texas 78759-2220
City, State and Zip Code:

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Motive, Inc. (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2007 (the “Annual Report”) within the time period prescribed for such report.

As previously disclosed, (i) the Audit Committee of the Company’s Board of Directors has conducted, and on July 30, 2007 completed, a review of certain historical accounting matters and issues, (ii) the Company has restated its previously issued financial statements for periods beginning with fiscal 2001 as a result of findings from the Audit Committee review and related activities, but such financial statements have not been audited or reviewed by the Company’s independent accountant, (iii) on July 27, 2007, the Company dismissed Ernst & Young, LLP as its independent accountant and on October 17, 2007 engaged BDO Seidman, LLP as its successor independent accountant, (iv) on September 5, 2007, the Company filed with the Securities and Exchange Commission unaudited and unreviewed financial statements for the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007 via a Current Report on Form 8-K, and (v) on November 7, 2007, the Company filed with the Securities and Exchange Commission unreviewed financial statements for the three-and nine-month periods ended September 30, 2006 and 2007. As a result of the need for BDO Seidman to audit the Company’s financial statements for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, and review the Company’s financial statements for the quarters ended September 30, 2005, March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007, June 30, 2007, and September 30, 2007, the Company is unable to complete the preparation of the Annual Report within the prescribed time period without unreasonable effort or expense. The Company anticipates that it will file the Annual Report as promptly as possible after the completion of BDO Seidman’s audits and reviews, as applicable, of the Company’s financial statements, as described above.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Mike Fitzpatrick	(512)	531-1044
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007; Annual Report on Form 10-K for the year ended December 31, 2006, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006; Annual Report on Form 10-K for the year ended December 31, 2005, and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Current Report on Form 8-K dated March 17, 2008, including Exhibit 99.2 thereto which contains the Company’s unaudited and unreviewed financial statements for the years ended December 31, 2006 and 2007, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” for information concerning changes in results of operations between the years ended 2006 and 2007.

SIGNATURE

Motive, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MOTIVE, INC.
Date: March 17, 2008
	By:	/s/ Mike Fitzpatrick
Mike Fitzpatrick
Chief Financial Officer

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